UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.     )*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Sandy Reinholtz
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

With a copy to:
John E. Garda, Esq.
K&L Gates LLP
1717 Main Street, Suite 2800
Dallas, TX 75201
(214) 939-5563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons Michael J. Koss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,027,246 (1)
	8.	Shared Voting Power 1,834,323 (2)
	9.	Sole Dispositive Power 1,027,246 (1)
	10.	Shared Dispositive Power 1,834,323 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,861,569 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.7% (3)
14.	Type of Reporting Person (See Instructions) IN

_______________________

(1) Consists of (i) 787,246 shares held directly, and (ii) and 240,000 shares that the Reporting Person has the right to acquire within 60 days date of this Schedule 13D pursuant to stock options.
(2) Consists of (i) 857,949 shares held by The Nancy L. Koss 2012 Trust, Dated 12/20/12; (ii) 222,068 shares held by the Koss Foundation;  (iii) 28,122, 38,000, 38,000 and 38,000 shares held, respectively, by four separate trusts established for the benefit of the Reporting Person’s children; (iv) 48,461 shares held by the Reporting Person through the Koss Corporation Retirement Savings 401k Plan; and (v) 563,723 shares held in trust through the Issuer’s Employee Stock Ownership Plan and Trust (the “ESOP”).  The Reporting Person is co-trustee of The Nancy L. Koss 2012 Trust, Dated 12/20/12, and thereby shares voting and dispositive power with respect to the shares held by such trust.  The Reporting Person is President of the Koss Foundation and thereby shares voting and dispositive power with respect to the shares held by the Koss Foundation.  The Reporting Person is co-trustee of each of the four trusts established for the benefit of his children and thereby shares voting and dispositive power with respect to the shares held by such trusts.  The Reporting Person is co-trustee of the Issuer’s ESOP and thereby may be deemed to share voting and/or dispositive power with respect to all 563,723 shares held in trust through the ESOP (however, only 124,826 shares have been allocated to the Reporting Person’s individual ESOP account).
(3) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed by Michael J. Koss (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

(c)  The principal business occupation of the Reporting Person is President and Chief Executive Officer of the Issuer.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.  Such proceeding is described below.

On October 24, 2011, the SEC filed a Complaint against, and proposed settlement with the Issuer and the Reporting Person (as CEO and former CFO of the Issuer), based on the Issuer’s preparation of materially inaccurate financial statements, book and records, and lack of adequate internal controls from fiscal years 2005 through 2009. As stated in the Complaint, during this period, Sujata Sachdeva, the Issuer’s former Principal Accounting Officer, Secretary, and Vice-President of Finance, and Julie Mulvaney, the Issuer’s former Senior Accountant, engaged in a wide-ranging accounting fraud to cover up Sachdeva’s embezzlement of over $30 million from the Issuer.  The Issuer and the Reporting Person ultimately consented to the entry of an injunctive order without admitting or denying the allegations in the SEC’s complaint. The order:

(i)  Enjoined the Issuer from violating and the Reporting Person from aiding and abetting violations of the reporting, books and records and internal controls provisions (Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1, 13a-11 and 13a-13) of the federal securities laws and the Reporting Person from violating the certification provision (Section 13a-14 of the Exchange Act); and

(ii)  Ordered the Reporting Person to reimburse the Issuer $242,419 in cash and 160,000 of options pursuant to Section 304 of the Sarbanes-Oxley Act.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
On December 21, 2012, the Nancy L. Koss 2012 Trust Dated 12/20/2012, acquired 857,949 Common Shares pursuant to a gift; the trust paid no consideration for these shares.

The 222,068 Common Shares held by the Koss Foundation were acquired in gradual increments pursuant to gifts, from November 15, 1994 to November 5, 2001.   The Koss Foundation paid no consideration for these shares.

The Reporting Person is co-trustee of the Issuer’s Employee Stock Ownership Plan and Trust (the “ESOP”) and therefore may be deemed to have voting and/or dispositive power over all 563,723 Common Shares held in trust by the ESOP.  However, only 124,826 of such 563,723 Common Shares have been allocated to the Reporting Person’s individual ESOP account; and such shares were allocated in gradual increments, from January 1, 1978 to present, in consideration for the Reporting Person’s employment services to the Issuer.

The 787,246 Common Shares directly held by the Reporting Person were acquired by the Reporting Person in gradual increments, from the 1970’s to present, through (i) a series of purchases made with the Reporting Person’s personal funds, (ii) the exercise of stock options granted to the Reporting Person by the Issuer in consideration for his employment, and (iii) gifts from his father, John C. Koss.

The 142,122 Common Shares held in separate trusts for the benefit of the Reporting Person’s adult children were acquired through small incremental gifts to the trusts, from 1981 to 2001.  The trusts paid no consideration for these shares.

Item 4.	Purpose of Transaction
All of the Common Shares beneficially owned by the Reporting Person were acquired for investment purposes.  As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j)of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 2,861,569 Common Shares, representing approximately 38.7% of the Common Shares issued and outstanding.  The percentages are computed based on 7,382,706 Common Shares outstanding as of August 23, 2013, as reported on the Issuer’s Form 10-K for the period ended June 30, 2013.

(b)  The Reporting Person has:
(i)   sole power to vote or direct the vote of 1,027,246 Common Shares;
(ii)  shared power to vote or direct the vote of 1,834,323 Common Shares;
(iii)  sole power to dispose or direct the disposition of 1,027,246 Common Shares; and
(iv)  shared power to dispose or direct the disposition of 1,834,323 Common Shares.

The Nancy L. Koss 2012 Trust, Dated 12/20/12 (the “the Trust”), the Reporting Person (as co-trustee of the Trust), John C. Koss Jr. (as co-trustee of the Trust) and Nancy L. Koss may be deemed to share voting and dispositive power with respect to the 857,949 Common Shares held by the Trust.  The Trust is organized under the laws of Wisconsin.  The principal business address of the Trust and the principal business address of Nancy L. Koss is 1492 W Calumet Ct Milwaukee WI 53217.  The principal business of the Trust is holding, managing and distributing the property of the Trust and the proceeds therefrom.  Nancy L. Koss is a citizen of the United States of America, and her principal occupation is household manager.  John C. Koss Jr. is a citizen of the United States of America.  The principal business address of John C. Koss Jr. is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212, and his principal occupation is Vice President of Sales at Koss Corporation.

As co-trustee of the four trusts established for the benefit of his children (the “Four Trusts”), the Reporting Person, Julie Koss (as co-trustee) and the Four Trusts may be deemed to share voting and dispositive power with respect to the 28,122, 38,000, 38,000 and 38,000 Common Shares, respectively, held by the Four Trusts.  The Four Trusts are organized under the laws of Wisconsin.  The principal business address of the Four Trusts is 2988 W Bradley Rd River Hills WI 53217; and the principal business of the Four Trusts is holding, managing and distributing the respective property of the trusts and the proceeds therefrom.  Julie Koss is a citizen of the United States of America.  Her principal business address is 2988 W Bradley Rd River Hills WI 53217; and her principal occupation is household manager.

As President of the Koss Foundation, the Reporting Person along with his father, John C. Koss who is Vice President of the Foundation, may be deemed to share voting and dispositive power with respect to the 222,068 Common Shares held by the Koss Foundation.  The Koss Foundation is organized under the laws of Wisconsin.  Its principal business address is 4129 N Port Washington Road, Milwaukee, WI 53212-1029.  Its principal business is holding, managing and distributing the property of the foundation for charitable purposes.

The Reporting Person and Cheryl Mike (as co-trustees of the Issuer’s ESOP) may be deemed to share voting and dispositive power with respect to all 563,723 Common Shares held by the ESOP.  Cheryl Mike is a citizen of the United States of America.  Her principal business address is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.  Her principal occupation is Vice President, Human Resources of the Issuer.

The Reporting Person and the Koss Corporation Retirement Savings 401k Plan may be deemed to have shared voting and dispositive power with respect to the 48,461 Common Shares held in the Reporting Person’s 401k account.

During the last five years, none of John C. Koss Jr., Julie Koss, the Koss Foundation, Nancy L. Koss or Cheryl Mike have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  In consideration for the employment services of the Reporting Person, the Issuer granted the Reporting Person an option to purchase 100,000 Common Shares at an exercise price of $5.83 in July 2013.  The option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant.  Other than this option grant, no transactions in the Common Shares have been effected by any of the Reporting Person within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The reporting person holds the following stock options, exercisable for an aggregate of 640,000 shares of common stock of the Issuer:  (1) options to purchase 160,000 Common Shares at an exercise price of $5.76, granted in July 2010; (2) options to purchase 160,000 Common Shares at an exercise price of $6.60, granted in July 2011; (3) options to purchase 160,000 Common Shares at an exercise price of $5.47, granted in July 2012; and (4) options to purchase 160,000 Common Shares at an exercise price of $5.83, granted in July 2013.  These options were granted by the Issuer in consideration for the employment services of the Reporting Person.  Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the date of grant.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2013

MICHAEL J. KOSS
By: /s/ Michael J. Koss